

Mail Stop 7010

January 18, 2008

Via U.S. mail and facsimile

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

> **RE:** **Fortune Brands, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-9076**

Dear Mr. Omtvedt:

We have completed our review of your letter dated January 14, 2008 responding to our comment letter dated December 28, 2007 in connection with our review of Form 10-K for the fiscal year ended December 31, 2006. We have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3767.

Sincerely,

Jennifer R. Hardy
Branch Chief